UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 13, 2010

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended March 31, 2010. This Form 6-K is filed with reference to and is hereby incorporated by reference into the Registration Statements filed with the Securities and Exchange Commission on September 1, 2006 on Form F-3 (Registration No. 333-137051), April 18, 2007 on Form F-3 (Registration No. 333-142195) and on May 30, 2008 on Form F-3D (Registration No. 333-151329) of Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 13, 2010	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2010

i

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$79,770	$133,400
Accounts receivable	994	164
Prepaid expenses	8,380	12,489

	89,144	146,053

Vessels (note 3)	3,786,787	3,485,350

Deferred charges (note 4)	28,413	21,667

Other assets (note 5)	17,295	11,377

	$3,921,639	$3,664,447

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11(a))	$19,616	$20,905
Deferred revenue	4,726	9,787
Current portion of other long-term liabilities (note 7)	3,468	—

	27,810	30,692

Long-term debt (note 6)	2,062,502	1,883,146

Other long-term liabilities (note 7)	491,436	410,598

Fair value of financial instruments (note 13(c))	318,860	280,445

Shareholders’ equity:
Share capital (note 8):
Class A common shares; $0.01 par value;
200,000,000 shares authorized; 67,998,160 shares issued and outstanding (2009 - 67,734,811)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2009 - nil)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2009 - 100)
Preferred shares; $0.01 par value; 65,000,000 shares authorized, of which 315,000 are Series A; 200,000 Series A issued and outstanding (2009 - 200,000); liquidation preference of $220,810 (2009 - 214,464)	682	679
Additional paid in capital	1,492,116	1,489,936
Deficit	(393,201)	(349,802)
Accumulated other comprehensive loss	(78,566)	(81,247)

	1,021,031	1,059,566

	$3,921,639	$3,664,447

Commitments and contingent obligations (note 12)

Subsequent events (note 14)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31, 2010	Three months ended March 31, 2009
Revenue	$80,369	$63,127

Operating expenses:
Ship operating (note 2)	22,457	17,692
Depreciation	20,318	15,775
General and administrative	1,884	2,069

	44,659	35,536

Operating earnings	35,710	27,591

Other expenses (income):
Interest expense	5,053	5,139
Interest income	(30)	(181)
Undrawn credit facility fee	1,155	1,183
Amortization of deferred charges (note 4)	657	465
Change in fair value of financial instruments	65,491	(3,233)

	72,326	3,373

Net earnings (loss)	$(36,616)	$24,218

Earnings (loss) per share (note 9):
Class A common share, basic	$(0.63)	$0.33
Class A common share, diluted	(0.63)	0.31
Class C common share, basic and diluted	—	—

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31, 2010	Three months ended March 31, 2009
Net earnings (loss)	$(36,616)	$24,218

Other comprehensive income:
Amounts reclassified to earnings (loss) during the period	2,681	2,691

Comprehensive income (loss)	$(33,935)	$26,909

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2010

	Number of common shares			Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class B	Class C	Series A
Balance, December 31, 2008	66,800,041	—	100	—	$668	$—	$1,282,189	$(443,081)	$(93,416)	$746,360
Series A preferred shares issued	—	—	—	200,000	—	2	199,998	—	—	200,000
Shares issued through dividend reinvestment program (note 8)	852,230	—	—	—	8	—	7,124	—	—	7,132
Fees and expenses in connection with issuance of common shares, dividend reinvestment program and preferred shares	—	—	—	—	—	—	(1,558)	—	—	(1,558)
Share-based compensation expense (note 10):
Restricted class A common shares and phantom share units issued	82,540	—	—	—	1	—	2,183	—	—	2,184
Net earnings	—	—	—	—	—	—	—	145,252	—	145,252
Other comprehensive income	—	—	—	—	—	—	—	—	12,169	12,169
Dividends on class A common shares ($ 0.775 per share)	—	—	—	—	—	—	—	(51,973)	—	(51,973)

Balance, December 31, 2009	67,734,811	—	100	200,000	$677	$2	$1,489,936	$(349,802)	$(81,247)	$1,059,566
Shares issued through dividend reinvestment program (note 8)	170,149	—	—	—	2	—	1,634	—	—	1,636
Share-based compensation expense (note 10):
Restricted class A common shares and phantom share units issued	93,200	—	—	—	1	—	546	—	—	547
Net loss	—	—	—	—	—	—	—	(36,616)	—	(36,616)
Other comprehensive income	—	—	—	—	—	—	—	—	2,681	2,681
Dividends on class A common shares ($ 0.10 per share)	—	—	—	—	—	—	—	(6,783)	—	(6,783)

Balance, March 31, 2010	67,998,160	—	100	200,000	$680	$2	$1,492,116	$(393,201)	$(78,566)	$1,021,031

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31, 2010	Three months ended March 31, 2009
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(36,616)	$24,218
Items not involving cash:
Depreciation	20,318	15,775
Share-based compensation (note 10)	547	467
Amortization of deferred charges (note 4)	657	465
Amounts reclassified from other comprehensive loss to interest expense	2,630	2,677
Unrealized change in fair value of financial instruments	38,415	(21,404)
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(471)	(1,039)
Other assets and deferred charges	(1,127)	(728)
Accounts payable and accrued liabilities	(1,789)	(2,706)
Deferred revenue	(5,061)	(5,022)

Cash from operating activities	17,503	12,703

Financing activities:
Series A preferred shares issued, net of share issue costs	—	99,032
Draws on credit facilities (note 6)	179,356	40,086
Other long-term liabilities (note 7(b))	21,250	—
Financing fees (note 4)	(2,863)	(2,960)
Dividends on common shares	(5,147)	(28,701)

Cash from financing activities	192,596	107,457

Investing activities:
Expenditures for vessels	(258,309)	(46,247)
Restricted cash	(5,000)	—
Intangible assets	(420)	—

Cash used in investing activities	(263,729)	(46,247)

Increase (decrease) in cash and cash equivalents	(53,630)	73,913

Cash and cash equivalents, beginning of period	133,400	136,285

Cash and cash equivalents, end of period	$79,770	$210,198

Supplementary information (note 11(b))

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2009 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

Effective January 1, 2010, as required by revised guidance issued by the Financial Accounting Standards Board, the Company changed the way it evaluates whether it is the primary beneficiary of, and therefore consolidates, a variable interest entity (VIE). The primary beneficiary, under the revised guidance, is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The adoption of the revised guidance did not have an impact on the Company’s financial position, financial performance, or cash flows.

2.	Related party transactions:

The ultimate beneficial owners of Seaspan Management Services Limited (the Manager) also directly and indirectly own common shares, or common shares and preferred shares, of the Company. The Manager and its subsidiaries also have certain officers and directors in common with the Company.

The Company has entered into management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services - The Manager is responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items, as defined in the management agreements.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager (note 8).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

2.	Related party transactions (continued):

The following are technical service fees under the Management Agreements:

Vessel Class (TEU)	Number of Vessels	Weighted-average Technical Services Fee (in whole amounts, per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	23	5,443
4800	4	7,848
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	7	8,455

	Three months ended March 31, 2010	Three months ended March 31, 2009
Costs incurred under the Management Agreements
Technical services	$22,912,000	$18,391,000
Dry-dock activities included in technical services	970,000	817,000
Administrative and strategic services	18,000	18,000
Reimbursed expenses	713,000	580,000
Construction supervision	366,250	703,000
Costs incurred with the Manager and parties related thereto
Consulting services	60,000	60,000
Arrangement fee earned on completion of non-recourse subsidiary lease financing (note 7(b))	1,500,000	—

As of March 31, 2010, amounts due to the Manager totaled $1,431,000 (December 31, 2009 - $1,235,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

3.	Vessels:

March 31, 2010	Cost	Accumulated depreciation	Net book value
Vessels	$2,552,570	$231,824	$2,320,746
Vessels under construction	1,466,041	—	1,466,041

	$4,018,611	$231,824	$3,786,787

December 31, 2009	Cost	Accumulated depreciation	Net book value
Vessels	$2,300,246	$211,557	$2,088,689
Vessels under construction	1,396,661	—	1,396,661

	$3,696,907	$211,557	$3,485,350

During the three-month period ended March 31, 2010, the Company capitalized interest costs of $7,005,000 (for the 12 months ended December 31, 2009 - $30,995,880) as vessels under construction.

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2009	$2,763	$18,904	$21,667
Cost incurred	629	7,113	7,742
Amortization expensed	(224)	(433)	(657)
Amortization capitalized	—	(339)	(339)

March 31, 2010	$3,168	$25,245	$28,413

5.	Other assets:

	March 31, 2010	December 31, 2009
Prepaid expenses	$8,487	$7,989
Intangible assets	3,808	3,388
Restricted cash	5,000	—

Other assets	$17,295	$11,377

In connection with entering into the lease financing arrangement described in Note 7(b), $5,000,000 is held in escrow until vessel delivery, which is scheduled to be in 2012, to fund any vessel construction cost overruns.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

6.	Long-term debt:

	March 31, 2010	December 31, 2009
Long-term debt (operating vessels):
$1.3 billion revolving credit facility	$600,810	$567,461
$218.4 million credit facility	217,661	163,061
$365.0 million revolving credit facility	253,566	128,566
$920.0 million revolving credit facility	139,408	77,706

Long-term debt (operating vessels)	$1,211,445	$936,794

Long-term debt (vessels under construction):
$1.3 billion revolving credit facility	$431,935	$465,284
$920.0 million revolving credit facility	382,119	418,220
$235.3 million credit facility	37,003	36,741
$218.4 million credit facility	—	26,107
$365.0 million revolving credit facility	—	—
$291.2 million credit facility	—	—
$150.0 million revolving credit facility	—	—

Long-term debt (vessels under construction)	$851,057	$946,352

Long-term debt	$2,062,502	$1,883,146

Minimum repayments:

As at March 31, 2010, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2010	$10,752
2011	11,469
2012	64,670
2013	129,830
2014	233,584
Thereafter	1,612,197

$2,062,502

The minimum repayments above are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

7.	Other long-term liabilities:

	March 31, 2010	December 31, 2009
Other long-term liability (a)	$414,211	$409,498
Other long-term non-recourse liability (b)	79,593	—
Accrued liabilities	1,100	1,100

Other long-term liabilities	494,904	410,598
Current portion	(3,468)	—

	$491,436	$410,598

(a)	Other long-term liability:

On November 29, 2007 and December 3, 2007, the Company agreed to purchase five 4500 TEU vessels that will be built by Samsung Heavy Industries Co., Ltd. The contractual purchase price is $82,811,000 per vessel. The vessels are scheduled to be delivered between September 2010 and July 2011. On December 27, 2007, the Company entered into agreements to novate the shipbuilding contracts to an unrelated special purpose entity (the SPE). On delivery, Seaspan Finance I Co. Ltd. (Finance I), a wholly-owned subsidiary of the Company, will lease the five 4500 TEU vessels from the SPE over a term of five years. Under each of the leases, Finance I will be required to make quarterly lease payments ranging from $2 to $2.5 million over the five-year lease terms and, at the end of each lease term, the remaining balances ranging from $64 to $66 million will be due. At the end of the lease term Finance I will also be appointed sales agent by the lessor to sell the vessels; Finance I will receive 99.9% of the proceeds from the sale of each vessel and can choose to purchase the vessels.

The SPE is a finance leasing company financed by debt due to its parent. The leases of the five vessels represent approximately half of the SPE’s total assets. The SPE is a variable interest entity, but the Company is not its primary beneficiary because it does not have the power to direct the activities that most significantly impact its economic performance. As a result, the Company does not consolidate the SPE. The Company’s exposure to the entity is limited to the five 4500 TEU vessels that have a book value of $414,734,000 at March 31, 2010 (December 31, 2009 - $409,991,000).

For accounting purposes, the Company is deemed to be the owner of these vessels under construction during the construction period. As a result, the Company will continue to recognize the vessels and the liability related to the lease commitment in the financial statements during the construction period and over the subsequent lease period. Finance I’s obligations under the lease are guaranteed by the Company.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

7.	Other long-term liabilities (continued):

(a)	Other long-term liabilities (continued):

The balance under the leases will be based on the estimated costs of the vessels funded by the SPE. Estimated payments under the leases will be due as follows:

2010	$400
2011	28,593
2012	45,252
2013	45,252
2014	45,252
Thereafter	380,780

$545,529

(b)	Other long-term non-recourse liability:

On February 5, 2010, the Company, through a wholly-owned subsidiary of Seaspan (Asia) Corporation (the Subsidiary) completed a lease financing arrangement for one of its 13100 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. (HHI) under an existing shipbuilding contract. Upon completion of the arrangement, the shipbuilding contract was novated to the counterparty (the Lessor) and the Lessor will be responsible for the payments to the shipyard under the contract. The Lessor also advanced $21,250,000 to the Subsidiary and $57,850,000 to the shipyard upon completion of the arrangement.

Upon delivery of the vessel, which is scheduled to be in 2012, the Lessor will have provided funding equal to the lesser of $150 million and 80 percent of the vessel cost, as defined in the lease agreement. Over the 12-year term of the lease, the Subsidiary will be required to make quarterly payments to the Lessor based on a principal reduction schedule. The outstanding balance bears interest at a rate of three-month LIBOR plus 2.60%. The Company will make operating lease payments to the Subsidiary under a bareboat charter for the same 12-year term. At the end of the term, the Subsidiary will be required to purchase the vessel for the lesser of $45 million or the outstanding balance of the lease.

For accounting purposes, the Company is deemed to be the owner of this vessel under construction during the construction period. As a result, the Company will continue to recognize the vessel and the liability related to the lease commitment in the financial statements during the construction period and over the subsequent lease period. The Subsidiary’s obligations under the lease and the shipbuilding contract are non-recourse to the Company and are not guaranteed by the Company.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

7.	Other long-term liabilities (continued):

(b)	Other long-term non-recourse liability (continued):

Estimated principal payments under the leases will be due as follows:

2012	$2,853
2013	6,010
2014	6,442
Thereafter	134,695

$150,000

8.	Share capital:

The Company has a dividend reinvestment program (DRIP) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

The class C common shares are incentive shares that were issued to the Manager for strategic services that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company’s class A common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares are not convertible to class A common shares. At March 31, 2010, the incentive shares do not have rights to incremental dividends.

The Series A preferred shares accrue a 12% non-cash cumulative dividend per annum until January 31, 2014, which may increase to 15% per annum thereafter as described below.

The Series A preferred shares automatically convert to Class A common shares at a price of $15.00 per share (the Exercise Price) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

If at any time on or after January 31, 2014 the trailing average price of the common shares is less than the Exercise Price, the Company has the option to convert the Series A preferred shares at the Exercise Price and pay the Investors 115% of the difference between the Exercise Price and the trailing 30 day average price of the common shares. The Company has the option to pay the difference in common shares or in cash.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

8.	Share capital (continued):

Upon certain triggering events, such as a liquidation, change of control, or merger, amongst others, the investors have the option to convert, in whole or in part, their Series A preferred shares to common shares at the Exercise Price. Depending on the nature of the triggering event, the liquidation preference of the Series A preferred shares will convert at the Exercise Price, or the liquidation preference will convert at the lower of (i) the Exercise Price or (ii) the price at which the Series A preferred shares are valued in the transaction giving rise to the triggering event.

If the Series A preferred shares have not converted into common shares on or after January 31, 2014, the dividend rate will increase to 15% per annum. The Investors have the option to have the dividend paid in cash or to continue to increase the liquidation preference of the Series A preferred shares by 15% per annum.

9.	Earnings per share:

To the extent that EPS for class A common shares exceed the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus, as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date, class C common shares have not participated in earnings. Although the EPS for class A common shares have exceeded the first target dividend level of $0.485 per share per quarter for certain quarters there has not been adequate operating surplus for class C shares to participate in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

9.	Earnings per share (continued):

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the three months ended March 31, 2010	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(36,616)	—	—
Less: Series A preferred share dividends	(6,346)	—	—

Basic and diluted EPS(1):
Loss from continuing operations attributable to common shareholders	$(42,962)	67,910	$(0.63)

(1)	The convertible Series A preferred shares and share-based payments are not included in computation of diluted EPS because their effects are antidilutive for the period.

For the three months ended March 31, 2009	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$24,218	—	—
Less: Series A preferred share dividends	(1,973)	—	—

Basic EPS:
Income from continuing operations attributable to common shareholders	22,245	67,014	$0.33

Effect of dilutive securities:
Convertible Series A preferred shares	1,973	11,248	—
Share-based payments	—	40	—

Diluted EPS:

Income attributable to common shareholders plus assumed conversion	$24,218	78,302	$0.31

10.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires ten years from the date of its adoption.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

10.	Share-based compensation (continued):

Class A common shares are issued in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

A summary of the Company’s outstanding restricted shares and phantom share units as of and for the three months ended March 31, 2010 is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2009	44,374	$10.66	272,000	$13.72
Granted	43,200	9.59	—	—
Vested	(51,574)	10.51	—	—
Exercised	—	—	(50,000)	7.75

March 31, 2010	36,000	$9.59	222,000	$15.07

11.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	March 31, 2010	December 31, 2009
Due to related parties (note 2)	$1,431	$1,447
Accrued interest	9,899	11,793
Other accrued liabilities	8,286	7,665

	$19,616	$20,905

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended
	March 31, 2010	March 31, 2009
Interest paid on debt	$2,067	$4,439
Interest received	30	176
Undrawn credit facility fee paid	618	697
Non-cash transactions:
Dividends on Series A preferred shares	6,346	1,973
Dividend reinvestment	1,636	3,066
Other long-term liabilities for vessels under construction	63,056	4,369

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

12.	Commitments and contingent obligations:

(a)	As at March 31, 2010, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and instalment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 7, as follows:

2010	$418,481
2011	669,740
2012	313,275

$1,401,496

(b)	As at March 31, 2010, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2010	$321,083
2011	547,346
2012	643,680
2013	643,669
2014	642,893
Thereafter	3,963,070

$6,761,741

(c)	Under the Management Agreements, the Manager provides services to the Company for fixed fees. Based on the contractual delivery dates of the vessels under construction and the negotiated rates in the Management Agreements and for the vessels to be delivered but are not yet subject to management agreements, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services are as follows:

2010	$84,520
2011	136,143

$220,663

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

13.	Financial instruments:

(a)	Concentrations:

The Company’s revenue is derived from the following customers:

	March 31, 2010	March 31, 2009
CSCL Asia	$37,767	$36,747
HL USA	14,580	14,562
MOL	10,195	—
APM	8,385	8,400
Other	9,442	3,418

	$80,369	$63,127

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short-term to maturity. As of March 31, 2010, the fair value of the Company’s long-term debt is equal to $1,891,506,000 (December 31, 2009 - $1,715,316,000). The fair value of long-term debt is estimated based on expected interest and principal repayments, discounted by forward rates plus a margin.

The Company’s interest rate derivative financial instruments are remeasured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and an interest rate swaption, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied will be recognized in earnings when and where the related interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at March 31, 2010, the risk of credit loss related to these counterparties is considered to be immaterial at March 31, 2010.

As of March 31, 2010, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as at March 31, 2010	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$683,000	$714,500	August 31, 2007	August 31, 2017(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012(2)
5.4200%	227,507	438,462	September 6, 2007	May 31, 2024
5.2500%	200,000	200,000	September 29, 2006	June 23, 2010(2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(4) (2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012(2)
5.1700%	55,500	55,500	April 18, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.6000%	—	200,000	June 23, 2010	December 23, 2021(2)
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge on September 30, 2008.
(3)	Prospectively de-designated as an accounting hedge on January 31, 2008.
(4)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

The effect of derivatives on the Company’s financial statements is summarized below:

	Liability derivatives
	March 31, 2010		December 31, 2009
	Balance sheet location	Fair value	Balance sheet location	Fair value
Interest rate swaps and interest rate swaption	Fair value of financial instruments	$318,860	Fair value of financial instruments	$280,445

	Gain (loss) recognized on derivatives
	Three months ended March 31, 2010		Three months ended March 31, 2009
	Location	Amount	Location	Amount
Interest rate swaps and interest rate swaption	Change in fair value of financial instruments	$(65,491)	Change in fair value of financial instruments	$3,233

	Gain (loss) reclassified from AOCI into earnings(1)
	Three months ended March 31, 2010		Three months ended March 31, 2009
	Location	Amount	Location	Amount
Interest rate swaps	Interest expense	$(2,630)	Interest expense	$(2,677)
	Depreciation	$(51)	Depreciation	$(14)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2010

14.	Subsequent events:

(a)	On April 5, 2010, the Company accepted delivery of the COSCO Korea from HHI.

(b)	On April 23, 2010, the Company accepted delivery of the COSCO Philippines from HHI.

(c)	On April 25, 2010, the Company declared a dividend of $0.10 per share, representing a distribution of $6,800,000. The dividend is payable on May 18, 2010 to all shareholders of record on May 7, 2010.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATION

Introduction

We suggest that you read this management’s discussion in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission, or the Commission, on March 19, 2010.

Unless we otherwise specify, when used in this management’s discussion, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries and, for periods before our initial public offering, our predecessor, Seaspan Container Lines Limited (“SCLL”). References to our Manager are to Seaspan Management Services Limited and its wholly-owned subsidiaries that provide us with technical, administrative and strategic services.

References to Samsung are to Samsung Heavy Industries Co., Ltd. References to HHI are to Hyundai Heavy Industries Co., Ltd. References to HSHI are to Hyundai Samho Heavy Industries Co., Ltd., a subsidiary of HHI. References to Jiangsu are to Jiangsu Yangzijiang Shipbuilding Co., Ltd. References to New Jiangsu are to Jiangsu New Yangzi Shipbuilding Co., Ltd. References to Zhejiang are to Zhejiang Shipbuilding Co. Ltd. References to Odense-Lindo are to Odense-Lindo Shipyard Ltd. Samsung, HHI, HSHI, Jiangsu, New Jiangsu, Zhejiang and Odense-Lindo are commonly referred to as our shipbuilders or our shipyards.

References to CSCL Asia are to China Shipping Container Lines (Asia) Co., Ltd., a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. References to APM are to A.P. Møller-Mærsk A/S. References to HL USA are to Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd. References to COSCON are to COSCO Container Lines Co., Ltd., a subsidiary of China COSCO Holdings Company Limited. References to K-Line are to Kawasaki Kisen Kaisha Ltd. References to MOL are to Mitsui O.S.K. Lines, Ltd. References to CSAV are to Compañia Sud Americana De Vapores S.A.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. The following table sets forth the actual capacities of the vessels in our fleet by class and shipbuilder.

Vessel Class (TEU)	Shipbuilder	Actual Capacity (TEU)
13100	HHI and HSHI	13,092 (1)
9600	Samsung	9,572
8500	Samsung	8,468
8500	HHI	8,501
5100	HHI	5,087
4800	Odense-Lindo	4,809
4500	Samsung	4,520 (1)
4250	Samsung	4,253
4250	New Jiangsu	4,256
3500	Zhejiang	3,596
2500	Jiangsu	2,546

(1)	The actual capacities listed for the vessels that have not yet been delivered to us are based on the technical specifications provided in the shipbuilding contracts for such vessels.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are an owner of containerships, and we charter them pursuant to primarily long-term, fixed-rate time charters to major container liner companies. As of March 31, 2010, we owned and operated a fleet of 45 containerships and have entered into contracts for the purchase of an additional 17 containerships and contracts to lease an additional six containerships. Customers for our current operating fleet are CSCL Asia, HL USA, APM, COSCON, CSAV, MOL and K-Line. Customers for the additional 23 vessels will include K-Line, CSAV and COSCON. Our primary objective is to continue to grow our business through accretive acquisitions over the mid to long-term and as market conditions allow.

We deploy all our vessels on primarily long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2010, the charters on the 45 vessels in our operating fleet had an average remaining term of 7.2 years plus certain options.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels as part of their fleet expansion strategy. The following information about our charterers is as of March 31, 2010:

Charterer	Number of vessels in our current operating fleet	Number of vessels to be delivered	Total vessels upon all deliveries
CSCL Asia	22	—	22
HL USA	9	—	9
APM	4	—	4
COSCON	3	15	18
CSAV	2	2	4
MOL	4	—	4
K-Line	1	6	7

Total	45	23	68

Recent Developments

Subsequent Vessel Deliveries

Since March 31, 2010, we accepted delivery of two containerships that we agreed to acquire: the COSCO Korea and COSCO Philippines, on April 5, 2010 and April 23, 2010, respectively, both 8500 TEU vessels chartered by COSCON.

Our Board of Directors

Two new members joined our board of directors on April 25, 2010. First, Graham Porter was elected to the board at the 2010 annual shareholder meeting as a successor to Barry Pearl. For more information regarding the voting results from the 2010 annual shareholder meeting please see “Part II – Other Information: Item 4 – Submission of Matters to a Vote of Security Holders”. Graham Porter is not an independent director due to his relationship with us and our Manager, which existed prior to our initial public offering. Mr. Porter indirectly owns part of our predecessor, SCLL, and, in connection with our initial public offering, we acquired SCLL’s entire existing and future containership business, including the vessels that made up our initial fleet. In addition, an entity indirectly owned by Mr. Porter owns part of our Manager. Mr. Porter currently serves as managing director, deputy chairman and director of our Manager and as director, managing director and secretary of SCLL.

Mr. Porter was also appointed as an officer of Seaspan Finance I Co. Ltd., Seaspan Finance II Co. Ltd., Seaspan Finance III Co. Ltd., Seaspan (Asia) Corporation, Seaspan Containership 2177 Ltd., Seaspan Containership 2181 Ltd. and Seaspan Containership S452 Ltd. (the “Subsidiaries”) on April 25, 2010. His appointment was to fill the vacancy following the resignation of Peter Lorange as an officer of the Subsidiaries on the same day. Our board of directors has determined that since his resignation as an officer of our Subsidiaries, Mr. Lorange has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is independent from the Company for the purposes of serving on any of our board’s committees.

Nicholas A. Pitts-Tucker was also appointed by the board of directors on April 25, 2010 as a Class I director to fill a vacancy on the board. Prior to his appointment, the board of directors determined that Mr. Pitts-Tucker met the standards for independence established by the New York Stock Exchange. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation (“SMBC”) in 1997 as head of project finance, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. From 2004 to 2007, Mr. Pitts-Tucker was co-head of the structured finance division of Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), with direct responsibility for energy, transport, project finance international, public private partnerships, sub-debt, shipping, aircraft, securitization and structured finance across Europe, the Middle East and Africa. From 2007 to 2010, Mr. Pitts-Tucker was the co-head of the international finance department for SMBC Europe with responsibility for the development of the bank’s emerging market, corporate, financial institution and sovereign wealth fund business, with a primary focus on the Middle East and former Commonwealth of Independent State countries such as Kazakhstan and Ukraine. Mr. Pitts-Tucker served as an executive director of SMBC Europe from March 2006 to March 2010 and of SMBC Tokyo from March 2007 to March 2010. He recently retired from SMBC Europe, where he now serves as a non-executive director and as a member of the audit committee. He is a trustee for Riders for Health, an international award-winning charity that provides reliable transportation for health workers to ensure that millions of people across Africa receive regular, reliable basic health care. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

The board also made the following changes to its committees on April 25, 2010:

•	Mr. Pitts-Tucker was appointed to the audit committee. The members of the audit committee as of April 25, 2010 are George H. Juetten (chair), John C. Hsu and Mr. Pitts-Tucker.

•	Mr. Juetten was appointed to the compensation committee. The members of the compensation committee as of April 25, 2010 are Peter Shaerf (chair), Mr. Hsu and Mr. Juetten.

•

Mr. Hsu stepped down as a member of the conflicts committee and was replaced by Peter Lorange. Mr. Pitts-Tucker was also appointed to the committee. The members of the conflicts committee as of April 25, 2010 are Mr. Shaerf (chair), Mr. Lorange and Mr. Pitts-Tucker.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding the 45 vessels in operation as of March 31, 2010:

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Zeebrugge	9600	3/15/07	2007	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	7/5/07	2007	CSCL Asia	12 years	34.0	(1)
CSCL Oceania(3)	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)
COSCO Japan	8500	3/9/10	2010	COSCON	12 years + three one-year options	42.9	(11)
MOL Emerald	5100	4/30/09	2009	MOL	12 years	28.9
MOL Eminence	5100	8/31/09	2009	MOL	12 years	28.9
MOL Emissary	5100	11/20/09	2009	MOL	12 years	28.9
MOL Empire	5100	1/8/10	2010	MOL	12 years	28.9
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
Cap Victor(5)	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
Cap York	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
MSC Ancona	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Manila Express	4250	5/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
CSAV Loncomilla	4250	4/28/09	2009	CSAV	6 years	25.9
CSAV Lumaco	4250	5/14/09	2009	CSAV	6 years	25.9
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0
COSCO Yingkou	3500	7/5/07	2007	COSCON	12 years	19.0
CSCL Panama	2500	5/15/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Montevideo	2500	9/6/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL São Paulo	2500	8/11/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Lima	2500	10/15/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Santiago	2500	11/8/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL San Jose	2500	12/1/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Callao	2500	4/10/09	2009	CSCL Asia	12 years	16.8	(10)
CSCL Manzanillo	2500	9/21/09	2009	CSCL Asia	12 years	16.8	(10)
Guayaquil Bridge	2500	3/8/10	2010	K-Line	10 years	17.9

(1)	CSCL Asia has an initial charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(2)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(3)	The MSC Belgium was renamed CSCL Oceania on or about September 5, 2009 following the end of its sub-charter by CSCL Asia to Mediterranean Shipping Company S.A.
(4)	APM has an initial charter of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day; provided, however, that APM may declare an initial charter term on one or two vessels that is up to 9 months less than 5 years so long as they declare an initial charter term that is correspondingly greater than 5 years for the same number of vessels. In addition, we pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.
(5)	The name of the Maersk Matane was changed to Cap Victor on or about August 7, 2009 in connection with the subcharter of the vessel by APM to Hamburg Süd;
(6)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.
(7)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.
(8)	HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.
(9)	For these charters, the initial charter term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial charter term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial charter terms of the charters for the New Delhi Express, the Dubai Express, the Jakarta Express, the Saigon Express, the Lahore Express, the Rio Grande Express, the Santos Express and the Rio de Janeiro Express have expired, and these charters have automatically extended pursuant to their terms. As at March 31, 2010, no notice of non-renewal has been received for the Manila Express.
(10)	CSCL Asia has an initial charter of 12 years with a charter rate of $16,750 per day for the first six years of the charter period, increasing to $16,900 per day for the second 6 years.

(11)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.

New Vessel Contracts

One of our principal objectives is to acquire additional containerships over the mid- to long-term and, as market conditions allow, to enter into additional primarily long-term, fixed-rate time charters for such ships.

As of March 31, 2010, we contracted to purchase 17 additional containerships and to lease an additional six, all of which are currently or will be under construction. These consist of one 2500 TEU vessel, two 4250 TEU vessels, five 4500 TEU vessels, seven 8500 TEU vessels and eight 13100 TEU vessels. We expect to take delivery of these 23 containerships over approximately the next 25 months based on the deferred delivery dates. See “Liquidity and Cash Needs” in this Item that describes how we will finance the acquisitions.

As at March 31, 2010, the 17 newbuilding containerships that we have contracted to purchase and the six that we have contracted to lease consist of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Daily Charter Rate		Shipbuilder
				(in thousands)
Hull No. S452	13100	12 years	COSCON	$55.0		HSHI
Hull No. 2177	13100	12 years	COSCON	55.0		HHI
Hull No. S453	13100	12 years	COSCON	55.0		HSHI
Hull No. 2178	13100	12 years	COSCON	55.0		HHI
Hull No. S454	13100	12 years	COSCON	55.0		HSHI
Hull No. 2179	13100	12 years	COSCON	55.0		HHI
Hull No. 2180	13100	12 years	COSCON	55.0		HHI
Hull No. 2181	13100	12 years	COSCON	55.0		HHI
COSCO Korea	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Philippines	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Malaysia	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Indonesia	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Thailand	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Pakistan	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Vietnam	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
Brotonne Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Brevik Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Bilbao Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Berlin Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Budapest Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
CSAV Lingue	4250	6 years	CSAV	25.9		New Jiangsu
CSAV Lebu	4250	6 years	CSAV	25.9		New Jiangsu
Calicanto Bridge	2500	10 years	K-Line	17.9		Jiangsu

(1)	Each charter begins upon delivery of the vessel to the relevant charterer.
(2)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.
(3)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, and $37,500 for the first three-year option period and $42,500 for the second three-year option period.

The following chart details the estimated number of vessels in our fleet as we take contractual delivery as at March 31, 2010:

	As at March 31, 2010	Forecasted
		Year Ended December 31,
		2010	2011	2012
Deliveries	3	10	9	4
Operating Vessels	45	55	64	68
Total Capacity (TEU)	203,584	266,157	349,075	401,443

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. The critical accounting estimates used in preparing our consolidated financial statements are consistent with those described in Item 5. “Operating and Financial Review and Prospects” as filed in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Commission on March 19, 2010.

Recent Accounting Developments

Effective January 1, 2010, as required by revised guidance issued by the Financial Accounting Standards Board, the Company changed the way it evaluates whether it is the primary beneficiary of, and therefore consolidates, a variable interest entity (VIE). The primary beneficiary, under the revised guidance, is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The adoption of the revised guidance did not have an impact on the Company’s financial position, financial performance, or cash flows.

Quarter Ended March 31, 2010 Compared with Quarter Ended March 31, 2009

The following is a discussion of our financial condition and results of operations for the quarters ended March 31, 2010 and 2009 prepared in accordance with GAAP.

The following provides information about our fleet at March 31, 2010:

Number of vessels in operation	45
Average age of fleet in years	4.8
TEU capacity	203,584
Average remaining initial term on outstanding charters	7.2

We accepted delivery of seven vessels in 2009. We began 2010 with 42 vessels in operation and accepted delivery of three vessels for a total of 45 vessels in operation as at March 31, 2010. Operating days are the primary driver of revenue while ownership days are the driver for ship operating costs.

	Quarter Ended March 31,		Increase
	2010	2009	Days	%
Operating days	3,797	3,149	648	20.6%
Ownership days	3,908	3,150	758	24.1%

The following tables summarize vessel utilization and the impact of off-hire time incurred on our revenues for the quarter ended March 31, 2010:

	First Quarter
	2010	2009
Vessel Utilization:
Ownership Days	3,908	3,150
Less off-hire Days:
Scheduled 5-Year Survey	(20)	—
Unscheduled off-hire	(91)	(1)

	First Quarter
	2010	2009
Operating Days	3,797	3,149

Vessel Utilization	97.2%	99.9%

	First Quarter
	2010	2009
Revenue — Impact of Off-Hire (in thousands):
100% Utilization	$82,378	$63,147
Less off-hire:
Scheduled 5-Year Survey	(347)	—
Unscheduled off-hire(3)	(1,662)	(20)

Actual Revenue Earned	$80,369	$63,127

[3]	Includes charterer deductions that are not related to off-hire.

	Quarter Ended March 31,		Change
	2010	2009	$	%
Financial Summary (in millions)
Revenue	$80.4	$63.1	$17.2	27.3%
Ship operating expenses	22.5	17.7	4.8	26.9%
Depreciation	20.3	15.8	4.5	28.8%
General and administrative expenses	1.9	2.1	(0.2)	(8.9%)
Interest expense	5.1	5.1	(0.1)	(1.7%)
Change in fair value of financial instruments	65.5	(3.2)	(68.7)	(2,125.7%)

Revenue

The increase in operating days, and the dollar impact thereof, for the quarter ended was due to the following:

	Quarter ended March 31, 2010
	Operating Days impact	$ impact (in millions)
2010 vessel deliveries	128	$3.8
Full quarter contribution for 2009 vessel deliveries	630	15.3
Scheduled off-hire	(20)	(0.3)
Other	(90)	(1.6)

Total	648	$17.2

Vessel utilization was 97.2% for the quarter ended March 31, 2010 compared to 99.9% for the comparable period in the prior year. This decrease in vessel utilization was due to the 90 days of unscheduled off-hire for the CSCL Hamburg grounding in the Gulf of Aqaba in December 31, 2009. We also completed the dry-docking for the CSCL Vancouver, which resulted in 20 days of scheduled off-hire. Our vessel utilization since our initial public offering is 99.2%.

Ship Operating Expense

The increase in ownership days, and the dollar impact thereof, for the quarter ended was due to the following:

	Quarter ended March 31, 2010
	Ownership Days impact	$ impact (in millions)
2010 vessel deliveries	128	$0.8
Full quarter contribution for 2009 vessel deliveries	630	3.6
Additional extraordinary(*) costs & expenses not covered by the fixed fee	—	0.4

Total	758	$4.8

*	Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by financial reporting standards.

Depreciation

The increase in depreciation expense was due to the additional ownership days from the three deliveries in 2010 and a full quarter for the 2009 deliveries.

General and Administrative Expenses

The decrease in general and administrative expenses was due to overall cost reductions in the current year.

Interest Expense

Interest expense is composed of interest at the variable rate plus margin incurred on debt for operating vessels and a non-cash reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. Although the average operating debt balance was higher for the quarter ended March 31, 2010 compared to the same quarter in the prior year, interest expense decreased due to a decrease in LIBOR. The average LIBOR for the quarter ended March 31, 2010 was 0.2%, compared to 0.8% for the comparable period in the prior year. Although we have entered into fixed interest rate swaps, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on our long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $65.5 million for the quarter ended March 31, 2010 compared to a gain of $3.2 million for the comparable quarter last year. The loss for the quarter ended March 31, 2010 was primarily due to decreases in the forward LIBOR curve since December 31, 2009.

Liquidity and Capital Resources

Liquidity

As of March 31, 2010, our cash and cash equivalents totaled $79.8 million and we had $1.2 billion of availability under our credit and lease facilities.

A summary of our credit and lease facilities as at March 31, 2010 is as follows:

Name	Amount Outstanding	Amount Committed
	(millions)	(millions)
$1.3 billion credit facility (1)	$1,032.7	$1,300.0
$920.0 million revolving credit facility	521.5	920.0
$365.0 million revolving credit facility – Tranche A	—	72.8
$365.0 million revolving credit facility – Tranche B	253.6	277.0
$291.2 million credit facility	—	291.2
$235.3 million credit facility	37.0	235.2
$218.4 million credit facility	217.7	217.7
$150.0 million credit facility	—	150.0

	2,062.5	3,463.9

$400.0 million lease (guaranteed by Seaspan Corporation) (2)	373.6	400.0
$150.0 million lease (non-recourse to Seaspan Corporation) (3)	79.6	150.0

	453.2	550.0

	$2,515.7	$4,013.9

(1)	We are able to draw additional funds under this facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in December 2009, we are currently unable to borrow the remaining $267 million available under this facility. This restriction does not impact the repayment of amounts borrowed. For more information, please read “Our $1.3 Billion Credit Facility” as filed in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Commission on March 19, 2010.
(2)	The amount outstanding of $373.6 million represents amounts funded by the lessor. The difference between the carrying value of this facility in the Company’s financial statements of $414.2 million and the amounts funded is $40.6 million of implicit interest accrued for financial reporting purposes.
(3)	Amounts outstanding are owed by an indirectly wholly-owned subsidiary of Seaspan Corporation and are non-recourse to Seaspan Corporation.

The facilities above include a transaction we entered into in February 2010 for the sale and leaseback of one of our 13100 TEU vessels to an affiliate of a leading publicly-traded Chinese bank for up to $150 million. The vessel, which we previously contracted to purchase from HHI, is subject to a time charter with COSCON. Immediately following the sale of the vessel, the vessel was chartered to a newly formed, wholly-owned subsidiary of ours and then sub-chartered to Seaspan Corporation under the terms of a bareboat charter that is an operating lease for accounting purposes. We will continue to time charter the vessel to COSCON in accordance with the terms of the original time charter. Our Manager has entered into an agreement to continue to oversee construction of the vessel at HHI and, upon delivery, provide technical services for the vessel under terms similar to those of our existing fleet. Seaspan Corporation has not provided any type of guarantee to the affiliate of the leading publicly-traded Chinese bank as part of this transaction. Accordingly, the indebtedness of our subsidiary is non-recourse to Seaspan Corporation. Entering into this transaction has also enhanced our capital structure.

In connection with this transaction, we paid an arrangement fee of $1.5 million to Tiger Group Investments (Tiger). This fee was paid for Tiger’s role in arranging, structuring and negotiating the transaction. Tiger is controlled by Graham Porter, a director of the Company, an officer and director of our Manager and an officer of Seaspan Advisory Services Limited, a subsidiary of our Manager. The terms of the fee were reviewed and approved by the conflicts committee of our board of directors.

Cash Needs

As of March 31, 2010, under our newbuilding program, we are required to make payments totaling $1.4 billion from 2010 to 2012 and have $1.2 billion available under our credit and lease facilities to fund these payments. Our cash on hand and operating cash flows will also be used to fund our newbuilding program, payment of our dividends, and payments under our credit and lease facilities. Future issuances of equity will also be used to fund our newbuilding program.

Operating Cash Flows

Our cash flow from operating activities was $94.6 million and $17.5 million for the year ended December 31, 2009 and the quarter ended March 31, 2010, respectively, and is expected to increase as we take delivery of the 23 vessels that, as of March 31, 2010, are yet to be delivered.

All of the vessels that we own and are currently committed to acquire are chartered under primarily long-term time charters. The charterers’ payments to us are and will be our sole source of operating cash flow. We have good commercial relations with each of our customers and, to date, they have all met their commitments under their charter agreements with us. However, we cannot assure you that the charterers will be able to continue to make charter payments to us for the remaining terms of the charter agreements, for example, due to their financial condition. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters were terminated or if any of our existing charterers defaulted on their charter party agreements, we do not believe that based on current rates we could recharter such vessels at rates equal to or higher than our existing rates over similar time periods, which would adversely affect our results of operations and financial condition.

Factors such as off-hire and increases in operating costs could reduce our operating cash flows available to fund our liquidity needs. Our operating costs include the technical services fee we pay to our Manager pursuant to the management agreements. The technical services fee does not cover extraordinary costs or expenses, as defined in the management agreements, bunkers consumed during off-hire, repair costs or insurance deductibles. The increase in such costs, which are not covered by the technical services fee, would reduce our future operating cash flows.

Credit and Lease Facilities

Our diversified international banking group is composed of 23 banks holding between 1% to 15% of the total borrowing capacity. There are six banks that hold 5% or more of the total borrowing capacity: Lloyds Banking Group (15%); DnB Nor Bank ASA (12%); Industrial and Commercial Bank of China Limited (11%); Sumitomo Mitsui Banking Corporation (10%); Credit Suisse (9%); and BNP Paribas (6%).

We have not experienced any difficulties drawing on these facilities to date. However, due to the state of the global credit markets, we may not be able to obtain funding under our current credit and lease facilities or may not be able to obtain funds at the interest rate agreed in such facilities in the future because our lenders or lessors may be unwilling or unable to meet their funding obligations. Our credit facilities contain standard provisions with respect to a “market disruption” of LIBOR and if certain circumstances occur, including that the lenders can no longer obtain matching deposits at the published LIBOR rate, our lenders may require that the interest rate under the facilities be increased, for the applicable term only, so as to be equivalent to their cost of funding or an alternate rate to which we agree. In response to the deterioration in the credit markets, central banks and governments worldwide are working together to address credit market issues.

Our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a specified level. Under all of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events occurring such as a termination of a charter or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Our credit and lease facilities also contain “gearing” covenants which prohibit total borrowings from exceeding 65% of total assets. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements prepared under GAAP. If we do not comply, or if our lenders or lessors assert that we do not comply, with the restrictions and covenants in our credit agreements or lease agreements, our results of operations, financial condition and cash flows will be materially adversely affected.

Equity

As described above, we have $1.2 billion available under our credit and lease facilities to fund our $1.4 billion newbuilding program. To fund the remainder, we will need to issue approximately $140 million in common or other equity and/or other forms of capital over the period from the second quarter of 2011 to the second quarter of 2012. This is a reduction from our previous equity capital needs of $180 to 240 million. The state of the global financial markets and economic conditions may adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. We will continue to actively pursue alternatives that will allow us to defer or eliminate some or all of our current equity needs.

On April 28, 2009, we announced that our board of directors decided to temporarily reduce our quarterly dividends from $0.475 to $0.10 per share. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot yet determine how long this reduction will be in effect.

Given our current equity needs, the current global economic downturn and the uncertainty of the capital markets, our board of directors will continue to evaluate our dividend. If it becomes necessary to provide further assurance that we will be able to meet our liquidity needs for our new vessel orders, our board of directors may elect to further reduce or eliminate our quarterly dividend. Based on a dividend of $0.10 per quarter and the current number of shares outstanding, our annual dividend is approximately $27 million. The actual amount of cash dividends may be less based on shareholder participation in the dividend reinvestment plan, or DRIP. Please read “Financial Information—Dividend Policy” as filed in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Commission on March 19, 2010.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $17.5 million for the three months ended March 31, 2010, an increase of $4.8 million over net cash from operating activities for the same period in the previous year. The increase was primarily due to higher operating earnings before depreciation of $12.7 million and a favorable change in working capital balances of $1 million, offset by $8.9 million higher swap settlements this quarter compared to the same quarter in the prior year. The higher operating earnings before depreciation is a result of our fleet size having increased to 45 vessels at March 31, 2010 from 35 vessels at March 31, 2009. The increase in swap settlements is primarily due to lower LIBOR and higher notional amounts on our swaps.

Investing Activities Cash Flows

Cash used in investing activities was $263.7 million for the three months ended March 31, 2010 comprised of $258.7 million for final installments paid to the shipyard and other delivery-related costs for the three vessels we accepted delivery of in the quarter and $5 million of cash held in escrow for the construction of one of our 13100 TEU vessels that is yet to be constructed.

Financing Activities Cash Flows

Net cash from financing activities was $192.6 million for the three months ended March 31, 2010. We drew $179.3 million from our credit facilities to fund the final installments on the three vessels we took delivery of in the quarter. As part of the non-recourse leaseback financing we completed in the quarter, we received proceeds of $21.3 million net of financing costs of $2.9 million paid in the quarter.

Ongoing Capital Expenditures and Dividends

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. We will likely need at some time in the future to retain funds on an annual basis in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. We believe that the amounts we forecast to be able to retain in our business after the acquisition of our initial fleet will provide a substantial portion of our needs. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels;

•

the returns that we generate on our retained cash flow, particularly the returns generated from investments in additional vessels (this will depend on the economic terms of any future acquisitions and charters, which are currently unknown);

•

future market charter rates for our vessels, particularly with respect to our fleet when the vessels come off charter (this will depend on various factors, including: our existing charters are not expected to expire for approximately 5-12 years from their commencement; actual market charter rates when the existing charters expire are currently unknown);

•

our future operating and interest costs, particularly after the expiration of the technical services fees and financing arrangements described in our Annual Report (we have technical services fees that are fixed until December 31, 2011 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged until at least February 2014; but future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies. Please read “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Commission on March 19, 2010.

During the quarter ended March 31, 2010, dividends of $6.8 million, or $0.10 per share, were declared on common shares. Because we adopted a DRIP, for the quarter ended March 31, 2010 the actual amount of cash dividends paid was $5.1 million, and $1.6 million was reinvested through the DRIP.

During the quarter ended March 31, 2010, non-cash dividends of $6.3 million were accrued for Series A preferred shares.

Off-Balance Sheet Arrangements

At March 31, 2010, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2010 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipyards, charterers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our Annual Report on Form 20-F under the heading “Risk Factors.” Our Annual Report for the fiscal year ended December 31, 2009 was filed with the Commission on March 19, 2010.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common shares. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2010, our floating-rate borrowings totaled $2.1 billion and we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.3 billion. These interest rate swaps have a fair value of $318.9 million in the counterparties’ favor as of March 31, 2010.

The tables below provide information about our financial instruments at March 31, 2010 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2009, which provides additional information with respect to our existing debt agreements.

	Principal Payment Dates
	2010	2011	2012	2013	2014	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates(1)	10,752	11,469	64,670	129,830	233,584	1,612,197

Lease Facilities:
Bearing interest at variable interest rates	—	—	2,853	6,010	6,442	134,695

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

As of March 31, 2010, we have the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as at March 31, 2010	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$683,000	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	227,507	438,462	September 6, 2007	May 31, 2024
5.2500%	200,000	200,000	September 29, 2006	June 23, 2010
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	55,500	55,500	April 18, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.6000%	—	200,000	June 23, 2010	December 23, 2021
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.
(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

See Item 3.D “Risk Factors” as filed in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Commission on March 19, 2010.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Submission of Matters to a Vote of Security Holders

The Company’s 2010 Annual Meeting of Shareholders was held on April 25, 2010. Briefly described below is each matter voted on at the meeting:

(1)	Election of the following individuals, nominated by the board of directors, to hold office as Class II directors of the board of directors of the Company for a term of three years. There was no solicitation in opposition to the board’s nominees for the directors as listed in the definitive proxy statement of the Company dated March 17, 2010, and all such nominees were elected. Total common and preferred stock voted (with preferred stock voting on an as converted basis) was 51,048,664.

Name	Number of Shares Voted
	For	Withheld
Gerry Wang	46,490,693	4,557,969
Graham Porter	45,968,657	5,080,005
Peter Lorange	45,288,101	5,760,561

The continuing directors of the board of directors are: Class I Directors: Kyle R. Washington and Nicholas A. Pitts-Tucker (terms expire at the end of the 2012 Annual Shareholder Meeting); Class III Directors: Peter S. Shaerf, and John C. Hsu (terms expire at the 2011 Annual Shareholder Meeting); Series A Preferred Shareholder Nominee Director: George H. Juetten (no term).

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2010. Total common and preferred stock voted (with preferred stock voting on an as converted basis) was 50,593,626 in favour, 140,926 opposed, 314,110 abstained and two broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2010 was ratified.

Item 5 — Other Information

None.